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Carolina Smoke

BBQ Restaurant

2362 NC Hwy 181 N
Morganton, NC 28655
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Closed. Open 11:00 AM
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Carolina Smoke is seeking investment to add a 2nd location due to current demand that cannot be met at current location.
Adding A LocationGenerating Revenue
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $100,000 invested.
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OUR MISSION

Our mission is to provide our customers with the best possible quality smoked fresh daily meats, gigantic portions, and sometimes outrageous menu offerings, to become not only a local go-to restaurant but a destination.

Food quality: Unlike every other barbecue restaurant in our local market, we smoke our meats overnight and serve them fresh every day. Never frozen, never re-heated.
Portions: Our portions are large enough to satisfy even the most voracious appetite and have leftovers for later.
Sides and sauces: All of our sides and sauces are scratch made daily.
$830000 in revenue with NO INDOOR SEATING AND NO ALCOHOL SALES. Since North Carolina requires a minimum of 40 indoor seats for a liquor license, we were unable to obtain the necessary permits. Alcohol sales can add at least 25% to our revenue, based on industry standards. And with indoor seating our average ticket amount is projected to go from $21 to over $30, with our daily average ticket count going from 200 to over 600, based on the average # of dining room turn-overs per day
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Eyes on a New Location

We are currently located in Morganton NC, in Burke County. Burke Countty serves as a major access point to the High Country of Western NC, which attracts millions of visitors each year. We are located on one of the two main roads that travelers use to access this area. We currently have our eye on two different locations --- one on the same highway we are currently on (only three miles away but at a very high-traffic intersection) and the other is off an Interstate-40 exit, with four hotels an a hospital in the immediate area. Either location would serve us well for our expansion plans, with the I 40 location being a larger building and requiring more capital to open.

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$830,000
2020 Revenue
$2,400,000
Projected 2021 Revenue

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THE TEAM

Emily Dale/Jason Dale

Owner/Operator/Husband/Wife

Jason grew up in the restaurant business, as his mom owned/operated a small family style restaurant adjacent to his Father's convenience store. At age 21, he opened a Sports Bar and Grill. Over the next decade he owned/operated multiple restaurants in the resort town of Myrtle Beach SC. He stepped away from food service for about 15 years while practicing real estate as both a licensed Realtor and a house flipper. Through all this, his passion always remained food service, especially smoking meats. As a teenager, he began experimenting with smokers, and frequently provided his services for parties and get-togethers. Throughout the years, he has smoked meats for fundraisers and events he sponsored on his real estate business. In 2018, he ran across the opportunity to purchase a run-down 30 ft BBQ trailer which is now Carolina Smoke.

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OUR STORY

We have created a restaurant with the ONLY all wood-smoked meats in the area and developed a cult-like following for many of our menu items and specials. We purchased a run-down BBQ trailer, rehabbed it, and then rented a closed restaurant for storage and prep and for a place to park the trailer when not in use. Our original plan was just to be open on weekends and to travel to special events with no more than 3 employees. The demand for our food was so great we quickly added additional days of operation and are now a full-time 6-day-a-week restaurant with over 20 employees.

More than $830,000 in Revenue in 2020 with NO INDOOR SEATING OR ALCOHOL

Adding a location with indoor seating can triple our business and revenue

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

New Equipment Purchase $40,000

6 Month Lease Payment $36,000

Upfitting Building $18,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $2,400,000 $2,640,000 $2,824,800 $2,966,040 $3,055,021

Cost of Goods Sold $900,000 $990,000 $1,059,300 $1,112,265 $1,145,632

Gross Profit $1,500,000 $1,650,000 $1,765,500 $1,853,775 $1,909,389

EXPENSES

Rent $72,000 $73,800 $75,645 $77,536 $79,474

Utilities $30,000 $30,750 $31,518 $32,305 $33,112

Salaries $500,000 $550,000 $588,500 $617,925 $636,462

Insurance $60,000 $61,500 $63,037 $64,612 $66,227

Repairs & Maintenance $60,000 $61,500 $63,037 $64,612 $66,227

Legal & Professional Fees $3,000 $3,075 $3,151 $3,229 $3,309

Operating Profit $775,000 $869,375 $940,612 $993,556 $1,024,578

This information is provided by Carolina Smoke. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

2021 Balance Sheet

Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on April 7, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Carolina Smoke LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
Historical milestones

Carolina Smoke has been operating since January 2020 and has since achieved the following milestones:

Opened location in Morganton NC

Achieved revenue of $832,281.73 in 2020

Had Cost of Goods Sold (COGS). COGS were $332,912.69 in 2020, which implied gross profit margin of 60%.

In the beginning, the business was open only on weekends. Additional operating days were added as demand increased, reaching our current 6 days a week schedule in April 2020. Beer/wine was added in October 2020, which will have a greater impact on total sales and increase the profit margin in 2021.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Carolina Smoke's fundraising. However, Carolina Smoke may require additional funds from alternate sources at a later date.

Currently Carolina Smoke has no outstanding debt, and owns outright approximately $170000 in equipment

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Carolina Smoke to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Carolina Smoke operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Carolina Smoke's management or vote on and/or influence any managerial decisions regarding Carolina Smoke. Furthermore, if the founders or other key personnel of Carolina Smoke were to leave Carolina Smoke or become unable to work, Carolina Smoke (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Limited Operating History

Carolina Smoke is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Carolina Smoke competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Carolina Smoke's core business or the inability to compete successfully against the with other competitors could negatively affect Carolina Smoke's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Carolina Smoke and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Carolina Smoke is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Carolina Smoke might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Carolina Smoke is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Carolina Smoke

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Carolina Smoke's financial performance or ability to continue to operate. In the event Carolina Smoke ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Carolina Smoke nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Carolina Smoke will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Carolina Smoke is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Carolina Smoke will carry some insurance, Carolina Smoke may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Carolina Smoke could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Carolina Smoke's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Carolina Smoke's management will coincide: you both want Carolina Smoke to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Carolina Smoke to act conservative to make sure they are best equipped to repay the Note obligations, while Carolina Smoke might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Carolina Smoke needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Carolina Smoke or management), which is responsible for monitoring Carolina Smoke's compliance with the law. Carolina Smoke will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Carolina Smoke is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Carolina Smoke fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Carolina Smoke, and the revenue of Carolina Smoke can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Carolina Smoke to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Carolina Smoke is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Carolina Smoke is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Carolina Smoke. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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